

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Waste Management, Inc.
Mr. James Fish Jr.
Chief Financial Officer
1001 Fannin Street
Houston, TX 77002

> **Re: Waste Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2016**
> **Filed July 27, 2016**
> **File No. 1-12154**

Dear Mr. Fish:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Critical Accounting Estimates and Assumptions, page 36</u>

<u>Goodwill, page 39</u>

1. Please tell us whether you have any reporting units with material goodwill at risk of failing step one of your goodwill impairment test, including goodwill included in your "other" reportable segment. For each such reporting unit, please provide the following disclosures:
   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - Amount of goodwill allocated to the reporting unit;

- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery in a particular business from a downturn within a defined period of time); and
- Description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Notes to the Condensed Consolidated Financial Statements, page 6

2. Please provide the required disclosures for cost-method investments pursuant to ASC 325-20-50-1.

Controls and Procedures, page 48

3. We note your disclosure on page 23 that you identified and corrected an error in your condensed consolidating financial information. Please tell us whether you considered this matter in determining the effectiveness of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff

Attorney, at (202) 551-3236 or, in his absence Pamela Long, Assistant Director, at (202) 551-3765 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction